February 21, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST FILES ITS 2006 STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C NYSE: PWI) – PrimeWest Energy Trust (“PrimeWest” or the “Trust”) announces that it is filing its Statement of Reserves Data and other Oil and Gas Information on Form 51-101F1 (the “Statement of Reserves”), the Report on Reserves Data by GLJ Petroleum Consultants Ltd. on Form 51-101F2 and the Report of Management and Directors on Reserves Data on Form 51-101F3, with the Canadian regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada, and with the US Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) in the United States.

The Statement of Reserves, which is dated January 24, 2007, with an effective date of December 31, 2006, and a preparation date of January 15, 2007, contains statements and reports pertaining to oil and natural gas reserves data and other information required under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators.  This news release is reporting these filings as required by NI 51-101.

Electronic copies of these filings may be obtained on PrimeWest’s SEDAR profile at www.sedar.com, on PrimeWest’s website at www.primewestenergy.com or on the EDGAR system at www.sec.gov/edgar.html.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI.”  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX.”  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A,” Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C.”

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825